OSLER, HOSKIN & HARCOURT

Osler, Hoskin & Harcourt LLP
Barristers & Solicitors
1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, Canada H3B 4W5
T 514·904·8100 F 514·904·8101 osler.com
MONTRÉAL TORONTO OTTAWA CALGARY NEW YORK

File No. 82-3764

04046345

François Janson
Direct Dial: (514) 904-8134
fparadis@osler.com
Our Matter Number: 1034079

November 22, 2004

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 24 2004 WASH. D.C. 213 SECTION

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Attention: Office of International Corporate Finance

Ladies and Gentlemen:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since October 15, 2004. For your convenience, a list of these documents is provided in the attached schedule.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Janson

dlw 12/2

cc: Ms. Mary Cascio *(without attachments)*
Ms. Vanessa Fontana *(with attachments)*

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

MONTREAL:276021.1

OSLER,
HOSKIN &
HARCOURT

File No. 82-3764

SCHEDULE
(11/22/04)

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated September 26, 2003 requesting an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

	Document type	Date of filing	
		SEDAR	Schedule "A" reference number
4.	**INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS**		
1.	Prospectus Pricing Supplement No. 12 dated October 19, 2004	October 19, 2004	4.4
2.	Prospectus Pricing Supplement No. 13 dated October 20, 2004	October 25, 2004	4.4
3.	Acceptance of Prospectus Supplement No. 13 dated October 26, 2004	October 26, 2004	4.4
4.	Acceptance of Prospectus Supplement No. 12 dated October 28, 2004	October 28, 2004	4.4

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on October 19, 2004

We acknowledge receipt of the price fixing supplement no. 12 dated October 19, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due October 27, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier* (also known under the name "Autorité des marchés financiers").

Fees in the amount of $1,245.42 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]

AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N° : 2026

Montréal le 28 octobre 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 19 octobre 2004

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°12 daté du 19 octobre 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 27 octobre 2014. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Des droits au montant de 1 245,42 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

Agence nationale d'encadrement du secteur financier
800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.12 dated October 19, 2004.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-10 Notes	CUSIP No.: ISIN No.:	633067 57 4 CA 6330675746
ISSUE SIZE:	Minimum 100,000 Notes (CDN$10,000,000) Maximum 200,000 Notes (CDN$20,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	October 26, 2004		
NET PROCEEDS TO BANK:	Minimum CDN$ 9,900,000 Maximum CDN$19,800,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	2,020,603 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	October 27, 2014		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003;

e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2004 and 2003;

f) the Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended July 31, 2004 and 2003; and

g) a material change report dated as of October 1st, 2004.

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.13 dated October 20, 2004.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-10-02 Notes	CUSIP No.:	633067566
		ISIN No.:	CA 6330675662
ISSUE SIZE:	101,010 Notes (CDN$9,990,990)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	October 26, 2004		
NET PROCEEDS TO BANK:	CDN$ 9,999,990		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	2,020,603 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	October 27, 2014		
MANAGEMENT FEE:	1.25% per annum		
SERVICE FEE:	0% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003;

e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2004 and 2003;

f) the Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended July 31, 2004 and 2003; and

g) a material change report dated as of October 1st, 2004.

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on October 25, 2004

We acknowledge receipt of the price fixing supplement no. 13 dated October 20, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due October 27, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier* (also known under the name "Autorité des marchés financiers").

Fees in the amount of $850.00 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]

AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N° : 2026

Montréal le 26 octobre 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 25 octobre 2004

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°13 daté du 20 octobre 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 27 octobre 2014. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Des droits au montant de 850,00 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

Agence nationale d'encadrement du secteur financier
800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155